Exhibit 1

CORRECTED PRESS RELEASE - ADW Capital Demands Public Strategic Alternatives Process, Announces Its Own Public Investor Meeting to Discuss the Mismanagement of Select Interior Concepts and Encourages All Investors to Refrain from Voting Their Shares at the Annual Meeting to Deny Quorum

NEW YORK, May 3, 2019 - Adam Wyden of ADW Capital Partners, L.P. ("ADW Capital") (“the Fund” or “ADW”), a New York City based hedge fund, transmitted a letter to the Board of Directors and Management of Select Interior Concepts, Inc. (the “Company”) (NASDAQ:SIC) on April 8, 2019, demanding the Company publicly pursue a strategic alternatives process. ADW urges all shareholders NOT TO VOTE their shares at the Company’s upcoming annual meeting to prevent SIC from obtaining a quorum for this meeting and issued the text of such letter as a press release. This revised press release revises certain contentions contained in the original press release. In particular, the revised press release removes the implication that there was consensus among all shareholders of the Company regarding the need for immediate change at the Company and correct the implication that there is a publicly available market capitalization for each of the Company’s individual operating segments. The full text of the revised press release is below on May 3, 2019.

ADW reiterates that it urges also shareholders NOT TO VOTE their shares at the Company’s upcoming annual meeting. If SIC is unable to obtain a quorum for the meeting, SIC will be unable to approve any of the items on the agenda, including the re-election of directors and a new option plan for Management and the Board. Instead of voting, ADW encourages shareholders to throw out their proxies, instruct their brokers NOT TO VOTE and attend a meeting of SIC shareholders that ADW will be hosting in Atlanta near the Company’s annual meeting to discuss the mismanagement of SIC and how shareholders can assert their shareholder rights to unlock the value the Company’s assets.

May 3, 2019

Select Interior Concepts

400 Galleria Parkway Suite 1760

Atlanta, GA 30339

Dear Board and Management of Select Interior Concepts (NasdaqCM:SIC),

We understand from your announced receipt of our March 26th public letter that the Company remains comfortable with the status quo and plans on pursuing a spot in the firmament of “failed communicators”. We urge you not to confuse our 9.73% ownership stake in the Company as a vote of confidence in this Management Team and Board of Directors. On the contrary, our investment track record should indicate to you that a perennial champion for shareholder value has arrived and that we will hold accountable each member of this Board of Directors and Management team for their inept leadership and abject disregard for shareholder value creation.

In the weeks following our letter, we attempted to reach this Board on innumerable occasions only to be told to contact the Company’s general counsel. Given that we own almost 10% of the Company, we are disappointed by the Board’s refusal to speak to us—but are not surprised. Indeed, this Company’s craven stance regarding shareholder communication is only symptomatic of an unhealthy Board of Directors – undertaken by pure “fee takers” who have neither any skin in the game, nor a sincere understanding or concern about shareholder suffering. Furthermore, given this Management Team’s history of terrible decisions, and the fact that absent Brett Wyard of Solace Capital, no director owns any material common stock in the Company, one must wonder if SIC has become a "honey-pot" to each Director and Executive of the Company.

Following our public letter to the Company on March 26th, 2019, we have received an extensive amount of unsolicited positive feedback from other shareholders, affirming our concerns with this Board of Directors and Management Team’s failure in narrowing the glaring valuation gap. As such, we would like to formally announce that we will be hosting our own investor meeting on May 14th, 2019 in Atlanta, Georgia to discuss the mismanagement of Select Interior Concepts and how investors can assert their shareholder rights to enact change at the Company and unlock the tremendous value of ASG and RDS.

DO NOT VOTE YOUR PROXY!!

More importantly, to prevent any further destruction of shareholder value and in order to let this Board and Management Team know that shareholder concerns need to be taken seriously, we are urging shareholders NOT TO VOTE their shares at SIC’s upcoming annual meeting to prevent the Company from obtaining a quorum for this meeting. Not voting SIC shares, rather than “voting no” or abstaining, is critical since the current board is running unopposed. As such, if SIC is able to obtain a quorum the current board will be automatically re-elected for another year and Management’s failures will likely be rewarded with a new option plan that dilutes shareholders. We cannot reward SIC’s atrocious performance by reappointing this Board and allowing it to make equity awards that dilute shareholders who have suffered at this Board and Management Team’s hands! Remember, you need to NOT VOTE and need to instruct your broker NOT TO VOTE. Per the proxy statement, both abstaining or “voting no” will let SIC obtain a quorum. As such, please discard your proxies in the garbage, much like the Board and Management Team have treated shareholders, and let’s send SIC an unequivocal message at our meeting in Atlanta! BUT REMEMBER, YOU NEED TO TELL YOUR BROKERS NOT TO VOTE AT ALL, OR SIC COULD GET A QUORUM!

Fortunately, SIC today has incredibly coveted assets. While there is currently no measurable value for the Company’s individual operating segments that is publicly available, we believe that these operating segments could be sold as stand-alone businesses for aggregate consideration substantially in excess of the Company’s current market capitalization of approximately $347 million. In fact, in the course of our due diligence process, we discovered that several ASG / RDS competitors would be interested in strategic transactions should those segments be put up for sale. Furthermore, a properly managed sale process would offer some redemption for this Board and Management Team’s harrowing ineptitude in communicating the value of the Company’s assets to the public markets. We therefore demand the Company issue a public statement indicating that it is willing "to cross the Rubicon" and take all available steps to maximize shareholder value.

Should this Board continue to look out for themselves and neglect the interests of the true economic owners of the Company, we and other shareholders will hold this Board and Management Team accountable for any further destruction of shareholder value that results from inaction on the matter of engaging in and announcing a strategic alternatives process immediately.

Sincerely,

Adam D. Wyden

Managing Member of ADW Capital Partners, L.P.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. All statements that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations of ADW Capital Partners and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict, and are based upon assumptions as to future events that may not prove to be accurate. Accordingly, readers should not place undue reliance on forward looking information. ADW Capital Partners does not assume any obligation to update any forward-looking statements contained in this press release, except as required by applicable law.

SOURCE: ADW Capital Partners, L.P.

For further information:

Adam D. Wyden,

tel: 646-684-4086	e-mail: adam@adwcapital.com